

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

CORRECTED
January 11, 2013

Via E-mail
Mr. Gordon Hutchins, Jr.
President, Chief Operating Officer and Acting Chief Financial Officer
Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170

> **Re:** **Fusion Telecommunications International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-32421**

Dear Mr. Hutchins:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director